

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

John Kavanaugh
Senior Vice President and Chief Financial Officer
Perspecta Inc.
14295 Park Meadow Drive
Chantilly, VA 20151

Re: Perspecta Inc.
Form 10-K for the Fiscal Year ended March 31, 2020
Filed May 22, 2020
Form 8-K submitted November 10, 2020
File No. 001-38395

Dear Mr. Kavanaugh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K submitted November 10, 2020

Exhibit 99.1

1. We note you provide the non-GAAP measure, Adjusted Free Cash Flow. Please tell us what consideration was given to the guidance in Item 10(e)(ii)(A) of Regulation S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner. Please explain or revise your disclosure accordingly. In addition, please disclose all of the major categories of the statement of cash flows when a non-GAAP liquidity measure is presented. Similar concerns apply to your 8-K's submitted on May 21, 2020 and August 6, 2020.

2. We note you provide the non-GAAP measure, Adjusted diluted EPS. Please provide a reconciliation to GAAP diluted EPS. Refer to Question 102.05 of the Compliance and

Disclosure Interpretations on Non-GAAP Financial Measures. Similar concerns apply to your 8-K's submitted on May 21, 2020 and August 6, 2020.

3.	Your disclosures include additional Non-GAAP measures that include Adjusted EBITDA, excluding NGEN SMIT, Adjusted net income, excluding NGEN SMIT, and Adjusted diluted EPS, excluding NGEN SMIT. Tell us your consideration of providing a reconciliation for each of these Non-GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

4.	As it relates to your Segment Operating Results, we note the Non-GAAP adjustments line item includes non-operating net periodic pension benefit, and certain separation-related and other costs. Please tell your consideration of presenting these items individually rather than on a net basis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Office Advisor, at (202) 551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology